1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 27, 2011

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (“Company”)

(Securities Act File No. 33-97598;

Investment Company Act File No. 811-09102)

Post-Effective Amendment Nos. 140, 141, 142, 143, 154 and 155

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to each of the following post-effective amendments (“PEA”) filed on behalf of the following series of the Company (each, a “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933.

PEA No.	Date Filed	Series
140 141 142 143 154 155 160	September 9, 2011 September 9, 2011 September 9, 2011 September 9, 2011 October 14, 2011 October 14, 2011 November 1, 2011

iShares MSCI Emerging Markets Asia Index Fund

iShares MSCI Emerging Markets Consumer Discretionary Index Fund

iShares MSCI Emerging Markets Growth Index Fund

iShares MSCI Emerging Markets Value Index Fund

iShares MSCI Emerging Markets EMEA Index Fund

iShares MSCI World Index Fund

iShares MSCI Emerging Markets Energy Sector Capped Index Fund

The comments were provided in telephone conversations on October 24, 2011 and December 2, 2011. For your convenience, your comments are summarized below and each comment is followed by our response.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

December 27, 2011

iShares MSCI Emerging Markets Asia Index Fund (PEA No. 140).

Comment No. 1: Please confirm whether the Fund currently anticipates concentrating in any industry.

Response: The Fund will disclose significant industries that are included in an underlying index, but the threshold for the Fund’s inclusion of disclosure on those industries may be lower than the 25% standard for concentration. Appropriate risk disclosure for any industries identified in the principal investment strategies section of the prospectus will be included in the prospectus.

Comment No. 2: The principal investment strategies for the Fund should include mid-capitalization companies investing if mid-capitalization companies risk is identified as a principal risk of the Fund.

Response: The Company will disclose the Fund’s ability to invest in mid-capitalization companies in the principal investment strategies section of the prospectus as long as mid-capitalization companies risk remains a principal risk of the Fund.

Comment No. 3: For “Asian Structural Risk,” please explain what the use of the term “structural” means.

Response: The term “structural” encompasses economic, political and social risks applicable to certain Asian countries.

iShares MSCI Emerging Markets Consumer Discretionary Index Fund (PEA No. 141)

Comment No. 1: Please confirm whether the Fund currently anticipates concentrating in any industry.

Response: The Fund will disclose significant industries that are included in an underlying index, but the threshold for the Fund’s inclusion of disclosure on those industries may be lower than the 25% standard for concentration. Appropriate risk disclosure for any industries identified in the principal investment strategies section of the prospectus will be included in the prospectus.

Comment No. 2: Please explain why India is the only country highlighted in the risk disclosure of the prospectus.

Response: The Fund will disclose as a principal risk each country in which the Fund expects to invest greater than a threshold determined by the registrant to individually represent a “principal risk,” as well as any country that the Fund invests in through a subsidiary. Currently, South Korea is the only country that meets the principal risk threshold and the Fund uses a subsidiary to invest in Indian securities. Therefore, the risks of investing in South Korea and India will be disclosed as principal risks of the Fund.

Securities and Exchange Commission

December 27, 2011

iShares MSCI Emerging Markets Growth Index Fund (PEA No. 142) and iShares MSCI Emerging Markets Value Index Fund (PEA No. 143)

Comment No. 1: The disclosure of concentration should be revised to be consistent with how concentration is disclosed in the other iShares funds.

Response: The Company respectfully submits that the Funds’ disclosure of the “Industry Concentration Policy” and “Concentration Risk” is consistent with the disclosure of concentration in the other iShares funds.

Comment No. 2: For iShares MSCI Emerging Markets Value Index Fund (PEA No. 143), the principal investment strategies for the Fund should include mid-capitalization companies investing if mid-capitalization companies risk is identified as a principal risk of the Fund.

Response: The Company will disclose the Fund’s ability to invest in mid-capitalization companies in the principal investment strategies section of the prospectus as long as mid-capitalization companies risk remains a principal risk of the Fund.

General Comments:

Comment No. 1: The exchange ticker symbol and the stock exchange listing should appear on the cover page, not the first page.

Response: Each Fund’s exchange ticker symbol and the stock exchange listing will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Company has previously noted, the Company also intends to disclose each Fund’s exchange ticker symbol and stock exchange listing in the heading of the summary section of the prospectus.

Comment No. 2: If a Fund expects to incur acquired fund fees and expenses, the introduction to the fees and expenses table should include a description of the acquired fund fees and expenses.

Response: If a Fund expects to incur acquired fund fees and expenses, the Fund will include a description of the acquired fund fees and expenses in the introduction to the fees and expenses table. Each Fund currently does not expect to incur material amounts of acquired fund fees and expenses.

Comment No. 3: In the description of the principal investment strategies for each Fund, rather than describing the Fund’s 80% investment policy as “[t]he Fund generally invests at least 80% of its assets in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index,” the Company should describe the policy as follows: “Under normal circumstances, the Fund invests at least 80% of its assets in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index.”

Response: The Company respectfully submits that the term “generally” adequately discloses the circumstances under which each Fund will invest its assets in the underlying index. Moreover, the Company believes that use of the term “generally” is substantially similar to the Staff’s request to

Securities and Exchange Commission

December 27, 2011

insert the phrase “under normal circumstances.” As the Company has used this language in the disclosure documents for many of its other funds, it believes that it would be beneficial to maintain the consistency of the disclosure language across its fund products.

Comment No. 4: The principal investment strategies for each Fund should include securities lending if securities lending is identified as a principal risk of the Fund.

Response: The Company will disclose each Fund’s ability to lend portfolio securities in the principal investment strategies section of its prospectus as long as securities lending remains a principal risk of the Fund.

Comment No. 5: If there are any special redemption fees for any of the Funds, please provide the legal basis for having the special redemption fee.

Response: None of the Funds charge a special redemption fee.

*****

The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef